UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21515104

(CUSIP Number)

Eric Chan CITIC Capital Holdings Limited 28/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong Tel: 852-3710-6889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS 2019B Cayman Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported in the current report on Form 6-K (the “Form 6-K”) furnished with the Securities Exchange Commission (the “SEC”) by the Issuer (as defined below) on August 17, 2020.

2

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL CHINA PARTNERS IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Percentage calculated based on the total number of 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported in the Form 6-K furnished with the SEC by the Issuer on August 17, 2020.

3

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CCP IV GP LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported in the Form 6-K furnished with the SEC by the Issuer on August 17, 2020.

4

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL PARTNERS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported in the Form 6-K furnished with the SEC by the Issuer on August 17, 2020.

5

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported in the Form 6-K furnished with the SEC by the Issuer on August 17, 2020.

6

CUSIP No. G21515104

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends the Schedule 13D filed with the Securities and Exchange Commission on June 18, 2018, as previously amended (the “Schedule 13D”), by 2019B Cayman, CCCP IV, CCP IV GP, CCPL and CCHL (collectively, the “Reporting Persons”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Item 2.	Identity and Background

Item 2 is amended by replacing the Schedule A to the Schedule 13D with the Schedule A hereto and supplemented by adding the following:

During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On May 13, 2020, CCCP IV transferred 1,000,000 Ordinary Shares to its wholly-owned subsidiary, 2019B Cayman, for an aggregate purchase price of US$100.9 million. The source of fund is funding from an affiliate.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following before the last paragraph thereof:

On September 16, 2020, the Initial Consortium Members entered into an exclusivity extension letter (the “Exclusivity Extension Letter”), pursuant to which such Initial Consortium Members agreed to extend the Exclusivity Period as defined in Section 4.1 of the Consortium Agreement to December 17, 2020. For the avoidance of doubt, Initial Consortium Members include Mr. Joseph Chow, chairman and chief executive officer of the Issuer, who joined the Buyer Consortium as an Initial Consortium Member pursuant to the deed of adherence to the Consortium Agreement (“Chairman Adherence Deed”), dated September 16, 2020.

In connection with the entry into the Chairman Adherence Deed and the Exclusivity Extension Letter, the Issuer’s Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under that certain confidentiality agreements, dated as of October 20, 2019, entered into by each of Beachhead, PWM, Parfield, CCCP IV, Hillhouse and Temasek, respectively, and the Issuer. The Issuer’s Board has also determined, among other things, that such Initial Consortium Members and their respective affiliates will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into, or the performance of any obligations under, the Consortium Agreement, the Chairman Adherence Deed and the Exclusivity Extension Letter.

The foregoing description of the Exclusivity Extension Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Exclusivity Extension Letter, which is attached as an exhibit hereto and incorporated herein by reference.

7

CUSIP No. G21515104

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer by each of the Reporting Persons as of the date hereof based upon 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported in the Form 6-K furnished with the SEC by the Issuer on August 17, 2020.

			Number of Ordinary Shares Beneficially Owned by Each Reporting Person with:
Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
	(in Ordinary Shares)
2019B Cayman	3,743,868	9.7%	3,743,868	0	3,743,868	0
CCCP IV	3,743,868	9.7%	3,743,868	0	3,743,868	0
CCP IV GP	3,743,868	9.7%	3,743,868	0	3,743,868	0
CCPL	3,743,868	9.7%	3,743,868	0	3,743,868	0
CCHL	3,743,868	9.7%	3,743,868	0	3,743,868	0

2019B Cayman is the record holder of 3,743,868 Ordinary Shares. CCCP IV is the parent company of 2019B Cayman and may be deemed to share beneficial ownership of the securities held of record by 2019B Cayman.

The sole general partner of CCCP IV is CCCP IV GP which is indirectly wholly owned by CCPL. CCHL owns 51% of the issued and outstanding ordinary shares of CCPL. Each of CCPL and CCHL may be deemed to share beneficial ownership of the Ordinary Shares beneficially owned by CCCP IV, however each such Reporting Person hereby expressly disclaims any such beneficial ownership.

Because of the arrangements in the Consortium Agreement, the parties to that agreement may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act, and such “group” may be deemed to beneficially own an aggregate of 26,486,140 Ordinary Shares, which represents approximately 68.6% of the total number of Ordinary Shares issued and outstanding as of June 30, 2020 as reported in the Form 6-K furnished with the SEC by the Issuer on August 17, 2020. Neither the filing of this Amendment No. 7 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned in the aggregate by other members of the Buyer Consortium and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)       Except as set forth herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d)       None.

(e)       Not applicable.

8

CUSIP No. G21515104

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following before the last paragraph thereof:

Item 4 above summarizes certain provisions of the Exclusivity Extension Letter and is incorporated herein by reference. A copy of the Exclusivity Extension Letter is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following after the last paragraph thereof:

Exhibit 6	Exclusivity Extension Letter, dated as of September 16, 2020, by and among the Initial Consortium Members (incorporated by reference to Exhibit 1 to Amendment No. 13 to Schedule 13D filed with the SEC by Centurium Capital Partners 2018, L.P. on September 17, 2020)

9

CUSIP No. G21515104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2020

2019B CAYMAN LIMITED

By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

CITIC Capital China Partners IV, L.P.

By: CCP IV GP LTD., its General Partner

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CCP IV GP LTD.

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL PARTNERS LIMITED

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL HOLDINGS LIMITED

By:	/s/ Yichen Zhang
	Name:	Yichen Zhang
	Title:	Director

[Signature page to the Amendment No. 7 to Schedule 13D]

CUSIP No. G21515104

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Zhang, Yichen	Hong Kong	Chairman, Chief Executive Officer and Director – CCHL; Director – CITIC Capital Partners Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Matsukawa, Rikizo	Japan	Managing Director – CCHL; Director – CCP IV GP Ltd. and 2019B Cayman Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Chew, Boon Lian	Singapore	Senior Managing Director – CCHL; Managing Partner – CITIC Capital Partners Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Fung Yee Man, Annie	Britain	Chief Operating Officer and Senior Managing Director – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Chan, Kai Kong	Singapore	Chief Financial Officer and Senior Managing Director – CCHL; Director – CITIC Capital Partners Limited, CCP IV GP Ltd. and 2019B Cayman Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Zhang, Haitao	China	Director, Vice Chairman, President and Head of Asset Management – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Al-Kuwari, Abdulla Ali M A	Qatar	Director – CCHL; Principal – Qatar Investment Authority	Qatar Investment Authority 5th Floor, Q-Tel Tower, Diplomatic St, PO Box 23224, Doha, Qatar

Chen, I-hsuan	Taiwan	Director – CCHL; Senior Assistant Vice President – Fubon Life Insurance Co., Ltd.	Fubon Life Insurance Co., Ltd. 9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.

CUSIP No. G21515104

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Mitchell, James Gordon	Britain	Director – CCHL; Chief Strategy Officer and Senior Executive Vice President – Tencent Holdings Limited	Tencent Holdings Limited 29F, Three Pacific Place, Wanchai, Hong Kong

Lin, Yun-Ku	Taiwan	Director – CCHL; Senior Vice President – Fubon Life Insurance Co., Ltd.	Fubon Life Insurance Co., Ltd. 9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.

Al-Sowaidi Mohammed, Saif S S	Qatar	Director – CCHL; Head (New York) – Qatar Investment Authority	Qatar Investment Authority 9 West 57th Street, 34th Floor, New York, NY 10019, USA

Cheung, Miu	Australia	Senior Managing Director and Managing Partner of Structured Investment and Finance – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Ching, Hiu Yuen	Hong Kong	Senior Managing Director and Managing Partner of Real Estate – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Allegaert, Hans Omer	Belgium	Managing Director of China Private Equity - CCHL; Director – CCP IV GP Ltd. and 2019B Cayman Limited	Suite 540, 410 Park Avenue, New York, NY 10022, USA

Xu, Zhichao	China	Vice Chairman, Head of Special Situations and President of CITIC Capital (Ningbo) Investment Management – CCHL	9/F, East Tower, Genesis Beijing, 8 Xinyuan South Road, Chaoyang District, Beijing 100027, China

Xin, Yuesheng	China	Senior Managing Director – CCHL; Managing Partner – CITIC Capital Partners Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Zhan, Weibiao	China	Director – CCHL; Managing Director – Tencent Investment	11/F, Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, People’s Republic of China